UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  )*

Aware, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

05453N-10-0

(CUSIP Number)

John S. Stafford, Jr.
c/o Ronin Capital, LLC
230 South LaSalle Street
Suite 400
Chicago, IL  60604

(312) 244-5284

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 24, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05453N-10-0	13D	13D Page 2 of 6 Pages
1.	Names of Reporting Person. John S. Stafford, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,031,852
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,031,852
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,031,852
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 20.4%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 05453N-10-0	Page 3 of 6 Pages

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the Common Stock, par value $.01 per share (the “Common Stock”), of Aware, Inc., (the “Issuer”).  The address of the Issuer’s principal executive offices is 40 Middlesex Turnpike, Bedford, MA 01730.

Item 2.	Identity and Background

(a)          Name: John S. Stafford, Jr., (the “Reporting Person”)

(b)         Business address: 230 South LaSalle Street, Suite 400
Chicago, IL 60604-1408

(c)         The Reporting Person is self-employed and works at 230 South LaSalle Street, Suite 400, Chicago, IL 60604-1408.

(d)         The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)         The Reporting Person was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.

(f)          The Reporting Person is a citizen of the United States.

Item 3.           Source and Amount of Funds or Other Consideration

On April 24, 2009, the Issuer announced its acceptance for purchase of 3,500,252 shares of Common Stock in connection with, and in accordance with the terms and conditions of, a previously announced cash tender offer by the Issuer.  The Issuer further announced that it expects that, as a result of the completion of the tender offer, approximately 19,780,952 shares of Common Stock will be issued and outstanding immediately following payment for the tendered stock.  The Reporting Person did not participate in the tender offer.  The Reporting Person is filing this Schedule 13D because the percentage of the Issuer's issued and outstanding shares of Common Stock beneficially owned by the Reporting Person as a result of the completion of the tender offer exceeded 20 percent of such outstanding shares.  The Reporting Person is the beneficial owner of an aggregate of 4,031,852 shares of Common Stock, such shares were purchased by the Reporting Person for an aggregate consideration of $21,537,699.98*.  The Reporting Person’s personal funds are the source of such consideration.

* The Reporting Person’s ownership includes shares held as a long-term investment and shares purchased over a number of years.  The aggregate consideration reflects the Reporting Person’s current basis for filed income tax purposes.

CUSIP No. 05453N-10-0	Page 4 of 6 Pages

Item 4.	Purpose of Transaction

The Reporting Person acquired the above reported 4,031,852 shares of the Common Stock based on his belief that the Common Stock represents an attractive investment opportunity, and such purchases have been made in the Reporting Person’s ordinary course of business.

The Reporting Person intends to continue to review his equity interest in the Issuer. Depending upon his evaluation of the factors described below, the Reporting Person may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities then held by him, or cease buying or selling such securities.  Any such additional purchases or sales of securities of the Issuer may be in the open market, in privately negotiated transactions or otherwise.

The Reporting Person may wish to engage in a constructive dialogue with officers, directors and other representatives of the Issuer, as well as the Issuer’s shareholders; topics of discussion may include, but are not limited to, the Issuer’s markets, operations, competitors, prospects, strategy, personnel, directors, ownership and capitalization. The Reporting Person may also enter into confidentiality or similar agreements with the Issuer and, subject to such an agreement or otherwise, exchange information with the Issuer. The factors that the Reporting Person may consider in evaluating his equity interest in the Issuer’s business include the following: (i) the Issuer’s business and prospects; (ii) the performance of the Common Stock and the availability of the Common Stock for purchase at particular price levels; (iii) the availability and nature of opportunities to dispose of the Reporting Person’ interests; (iv) general economic conditions; (v) stock market conditions; (vi) other business and investment opportunities available to the Reporting Person; and (vii) other plans and requirements of the Reporting Person.

Depending on his assessment of the foregoing factors, the Reporting Person may, from time to time, modify his present intention as stated in this Item 4.

Except as set forth above, the Reporting Person does not have at this time any specific plans that relate to or would result in (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) any extraordinary corporate transactions such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) any sale or transfer of a material amount of the assets of the Issuer or of any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer’s Board of Directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) the Issuer’s Common Stock being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.

CUSIP No. 05453N-10-0	Page 5 of 6 Pages

Item 5.	Interest in Securities of the Issuer

(a)           In the aggregate, the Reporting Person beneficially owns, as of April 24, 2009, 4,031,852 shares of the Issuer’s Common Stock, representing approximately 20.4% of such class of securities.  This percentage of beneficial ownership is based on a total of 19,780,952 shares of the Common Stock outstanding as of April 24, 2009, as reported in the most recent tender offer statement of the Issuer on Schedule TO/A, dated April 24, 2009. Of the 4,031,852 shares of the Issuer's Common Stock, beneficially owned by the Reporting Person, 1,000,000 of such shares are held of record by John S. Stafford, Jr. 2009 Irrevocable Trust, dated February 17, 2009.

(b)           The Reporting Person has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, 4,031,852 shares of the Issuer’s Common Stock.

(c)           In the 60 days prior to the event which requires the filing of this statement, there were no transactions in shares of the Common Stock of the Issuer by the Reporting Person.

(d)           No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, the 4,031,852 shares of the Common Stock reported hereby.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Person and any third party, with respect to any securities of the Issuer, including, but not limited to, those involving the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Not applicable.

 [signature page follows]

CUSIP No. 05453N-10-0	Page 6 of 6 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	April 30, 2009

By:	/s/ John S. Stafford, Jr.
John S. Stafford, Jr.